BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

March 29, 2013

VIA EDGAR

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Blue Wolf Mongolia Holdings Corp.

Tender Offer Statement on Schedule TO

Filed on March 20, 2013

File No. 005-86340

Dear Mr. Orlic:

Blue Wolf Mongolia Holdings Corp. (“Blue Wolf”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 20, 2013, regarding our filing referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to our Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on March 20, 2013, and all references to item numbers are to Amendment No. 1 to our Schedule TO-I filed on the date hereof ( the “Amended TO”), which reflects all changes to the OTP.

Risk Factors

Our securities may not continue to be listed on Nasdaq in the future…., page 14

1.	We note disclosure that, subsequent to the conclusion of the tender offer, you may not have a sufficient number of shareholders to meet Nasdaq’s continued listing requirements. Please provide your detailed analysis as to whether the tender offer has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

We respectfully advise the Staff that, for the reasons set forth below, Blue Wolf concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act (the “Exchange Act”) would not be applicable to the Offer.

David L. Orlic, Esq.

United States Securities and Exchange Commission

March 29, 2013

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)	causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the Offer for the following reasons:

First, prior to and at the time the Offer was commenced, Blue Wolf had less than 300 record holders of its securities and was therefore eligible, prior to commencing the Offer, to terminate the registration of its ordinary shares under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the transactions contemplated by the Offer (or the Transaction) could not be deemed to have “caused” our ordinary shares to become “eligible” for termination of registration or suspension of our obligation to report since our ordinary shares were eligible for termination/suspension prior to commencement of the Offer.

Second, Blue Wolf did not commence the Offer for the purpose of causing its ordinary shares to be delisted from the Nasdaq Capital Market (“Nasdaq”). Rather, the Offer was commenced by Blue Wolf pursuant to its Amended and Restated Memorandum and Articles of Association (as would be required by many SPACs and for every SPAC that is a foreign private issuer), for the mandatory purpose of providing its shareholders the opportunity to redeem their Ordinary Shares in connection with the Extension. Unlike in conventional tender offers, Blue Wolf’s board of directors has recommended that shareholders of Blue Wolf not tender their ordinary shares in the Offer.

In addition, Blue Wolf intends and desires to remain listed on Nasdaq subsequent to the consummation of the Offer and the Transaction. In furtherance thereof, Blue Wolf intends to undertake remarketing efforts in connection with the Transaction for the specific purpose of maintaining and broadening its shareholder base and intends to reach out to many shareholders to encourage them to support the Extension and not to tender their shares in the Offer. Further remarketing efforts will be conducted during the Second Tender Offer together with management of the target. We believe the foregoing actions are reasonably likely to preserve Blue Wolf’s shareholder base and reduce the risk of being delisted from Nasdaq.

David L. Orlic, Esq.

United States Securities and Exchange Commission

March 29, 2013

Furthermore, Blue Wolf believes that it is reasonably likely that the Transaction will have the effect of increasing its shareholder base and thus decreasing the likelihood of its shares being delisted from Nasdaq. Li3 Energy, Inc., the target in the Transaction, has advised Blue Wolf that, based on its latest shareholder list, it has close to 200 record holders and more than 3,500 beneficial shareholders. We believe that the combination of Blue Wolf’s shareholders following the Offer and the Transaction as well as Li3’s shareholders will provide the combined company with more than enough shareholders to meet Nasdaq’s requirement.

Finally, even in the unlikely event that Blue Wolf has less than the required number of shareholders upon the closing of the Transaction, we do not believe it will be reasonably likely that we will be immediately delisted from Nasdaq. Rather, based on past experiences of other SPACs, we believe that Nasdaq will provide us with additional time (between 90-180 days) to regain compliance with Nasdaq’s shareholder requirements. At that time, we would expect the combined companies to be in a much stronger position to expand its shareholder base via either targeted outreach to investors in the lithium space or via sales of additional securities in a private or public offering. The combined companies will also have access to the remaining funds in the Trust Account and management will be fully focused on increasing Blue Wolf’s shareholder base and ensuring that Blue Wolf retains its Nasdaq listing.

For the foregoing reasons, we do not believe the Offer (or the subsequent Transaction) will have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Miscellaneous, page 34

2.	You state that the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of ordinary shares residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Similar language appears elsewhere in your offer documents.

We have revised the Offer to Purchase and the exhibits to the Schedule TO via the Amended TO in response to the Staff’s comment to clarify that Blue Wolf is attempting to rely on Rule 13e-4(f)(9)(2).

* * * *

David L. Orlic, Esq.

United States Securities and Exchange Commission

March 29, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300 or Kathleen Cerveny, Esq. at (202) 540-8547.

Very truly yours,

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP